SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of June 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated June 22, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ELBIT SYSTEMS LTD.

                                         (Registrant)


                                         By: /s/ Ilan Pacholder
                                             -----------------------------------
                                         Name:  Ilan Pacholder
                                         Title: Corporate Secretary

Dated:  June 23, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated June 22, 2005.

                                    EXHIBIT 1
                                    ---------

Haifa, Israel, June 22, 2005, Elbit Systems Ltd. (NASDAQ: ESLT) reported, following media publicity on the matter, that it is considering with Koor Industries Ltd. (Koor) (NYSE: KOR), among other matters, the possibility of acquiring Koor's holdings in Elisra Electronic Systems Ltd; however, no agreement on this subject has yet been reached.

Elbit Systems also reported that the process is progressing for completing the second stage of its agreement with Koor for the purchase of Koor's shares of Tadiran Communications.

Following the completion on April 18, 2005 of the first stage in the Tadiran Communications purchase agreement, Elbit Systems holds approximately 20% of Tadiran Communications' shares.



CONTACTS:

COMPANY CONTACT                                      IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP           Ehud Helft/Kenny Green
   Finance & Capital Markets
ELBIT SYSTEMS LTD.                                   GK INTERNATIONAL
Tel:  972-4  831-6632                                Tel: 1-866-704-6710
Fax: 972-4  831-6659                                 Fax: 972-3-607-4711
pacholder@elbit.co.il                                ehud@gk-biz.com
                                                     kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.